UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )

Savara Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

805111101

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805111101	13D	Page 2 of 10 Pages

1	Names of Reporting Persons Bain Capital Life Sciences Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 5,128,593 shares of Common Stock (1)
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 5,128,593 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,593 shares of Common Stock (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99% (1)
14	Type of Reporting Person PN

(1)

Bain Capital Life Sciences Fund II, L.P. holds 4,074,844 shares of Common Stock, Pre-Funded Warrants (as defined herein) to purchase 3,222,974 shares of Common Stock and Warrants (as defined herein) to purchase 15,488,141 shares of Common Stock. BCIP Life Sciences Associates, LP holds 496,295 shares of Common Stock, Pre-Funded Warrants to purchase 392,542 shares of Common Stock and Warrants to purchase 1,886,376 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 5,128,593 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 41,210,386 shares of Common Stock issued and outstanding as of November 7, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, (ii) 9,569,430 shares of Common Stock issued in the Private Placement (as defined herein) and (iii) 557,454 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 805111101	13D	Page 3 of 10 Pages

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) (1)
14	Type of Reporting Person PN

(1)

Bain Capital Life Sciences Fund II, L.P. holds 4,074,844 shares of Common Stock, Pre-Funded Warrants to purchase 3,222,974 shares of Common Stock and Warrants to purchase 15,488,141 shares of Common Stock. BCIP Life Sciences Associates, LP holds 496,295 shares of Common Stock, Pre-Funded Warrants to purchase 392,542 shares of Common Stock and Warrants to purchase 1,886,376 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 5,128,593 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 41,210,386 shares of Common Stock issued and outstanding as of November 7, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, (ii) 9,569,430 shares of Common Stock issued in the Private Placement and (iii) 557,454 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Savara Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 6836 Bee Cave Road, Building III, Suite 200, Austin, TX 78746.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Bain Capital Life Sciences Fund II, L.P., a Cayman exempted limited partnership (“BCLS II”), and BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS” and, together with BCLS II, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), whose managers are Jeffrey Schwartz and Adam Koppel, is the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman limited liability company (“BCLSI II”), which is the general partner of BCLS II.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 30, 2019, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address of each of the Reporting Persons, BCLSI, BCLSI II, Boylston, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

(c) Each of the Reporting Persons, BCLSI, BCLSI II and Boylston are principally engaged in the business of investment in securities. Mr. Schwartz and Dr. Koppel are Managing Directors of BCLSI.

(d) During the last five years, none of the Reporting Persons, BCLSI, BCLSI II, Boylston, Mr. Schwartz and Dr. Koppel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, BCLSI, BCLSI II, Boylston, Mr. Schwartz and Dr. Koppel have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BCLS II and BCLSI II are organized under the laws of the Cayman Islands. BCIPLS, BCLSI and Boylston are organized under the laws of the State of Delaware. Mr. Schwartz and Dr. Koppel are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On December 20, 2019, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the investors identified on Exhibit A thereto, including the Reporting Persons (the “Investors”), pursuant to which the Investors purchased from the Issuer (the “Private Placement”) (a) an aggregate of 9,569,430 shares of Common Stock, (b) pre-funded warrants (“Pre-Funded Warrants”) to purchase an aggregate of 5,780,537 shares of Common Stock and (c) warrants (“Warrants”) to purchase an aggregate of up to 32,577,209 additional shares of Common Stock. The shares of Common Stock and Pre-Funded Warrants were sold in fixed combinations with the Warrants, with each Investor receiving a Warrant to purchase approximately 2.122 shares of Common Stock per each share of Common Stock purchased by the Investor or each share of Common Stock underlying a Pre-Funded Warrant purchased by the Investor. The purchase price per share of Common Stock and accompanying Warrant was $1.745. The purchase price per Pre-Funded Warrant and accompanying Warrant was $1.744. The Private Placement closed on December 24, 2019.

In the Private Placement, (i) BCLS II purchased 4,074,844 shares of Common Stock, a Pre-Funded Warrant to purchase 3,222,974 shares of Common Stock and a Warrant to purchase 15,488,141 shares of Common Stock for a total purchase price of $12,731,469.44 and (ii) BCIPLS purchased 496,295 shares of Common Stock, a Pre-Funded Warrant to purchase 392,542 shares of Common Stock and a Warrant to purchase 1,886,376 shares of Common Stock for a total purchase price of $1,550,628.02. Each of the Reporting Persons used its own working capital to acquire the securities.

References to and the description of the Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit B and incorporated by reference herein.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Pre-Funded Warrant

References to and the description of the Pre-Funded Warrant set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the form of Pre-Funded Warrant, which is attached hereto as Exhibit C and incorporated by reference herein.

Exercisability. The Pre-Funded Warrant is exercisable at any time after its original issuance. The Pre-Funded Warrant is exercisable, at the option of the holder, in whole or in part by delivering to the Issuer a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may, in its sole discretion, elect to exercise the Pre-Funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Pre-Funded Warrant. No fractional shares of Common Stock will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, the Issuer will pay the holder an amount in cash equal to the fractional amount multiplied by the fair market value of any such fractional shares.

Exercise Blocker. The holder is prohibited from exercising the Pre-Funded Warrant into shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the “Pre-Funded Warrant Exercise Blocker”). The holder may, upon written notice to the Issuer, elect to decrease the Pre-Funded Warrant Exercise Blocker percentage. The Pre-Funded Warrant Exercise Blocker percentage may not be increased.

Exercise Price. The exercise price per share of Common Stock purchasable upon the exercise of the Pre-Funded Warrant is $0.001 per share of Common Stock. The exercise price of the Pre-Funded Warrant is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, or reclassifications affecting the Common Stock.

Transferability. Subject to compliance with applicable securities laws, the Pre-Funded Warrant may be transferred or assigned by the holder thereof without the Issuer’s consent.

Fundamental Transaction. If a Fundamental Transaction (as defined in the Pre-Funded Warrant) occurs while a Pre-Funded Warrant is outstanding, then upon any subsequent exercise of the Pre-Funded Warrant, the holder thereof has the right to receive, upon exercise of the Pre-Funded Warrant, the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of the Pre-Funded Warrant (without regard to any limitations on exercise).

Rights as a Stockholder. Except as otherwise provided in the Pre-Funded Warrant or by virtue of the holder’s ownership of shares of Common Stock, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the Pre-Funded Warrant.

Warrant

References to and the description of the Warrant set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the form of Warrant, which is attached hereto as Exhibit D and incorporated by reference herein.

Exercisability. The Warrant is exercisable at any time after its original issuance and will expire upon the earlier of (a) 30 days following the achievement of a defined clinical milestone or (b) two years after the closing date of the Private Placement. The Warrant is exercisable, at the option of the holder, in whole or in part by delivering to the Issuer a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. In lieu of exercising the Warrant for shares of Common Stock, the holder may, in its sole discretion, elect to exercise the Warrant for a Pre-Funded Warrant to purchase a number of shares of Common Stock equal to the number of shares of Common Stock as to which the Warrant is exercised. If at any time subsequent to the effectiveness of an initial registration statement registering the issuance or resale of the shares of Common Stock underlying the Warrants under the Securities Act of 1933, as amended (the “Securities Act”), there has been no effective registration statement registering, or the prospectus contained therein is not available for, the issuance or resale, as applicable, of the shares of Common Stock underlying the Warrants for a period of 30 consecutive calendar days, the holder may exercise the Warrant through a cashless exercise, in whole or in part, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Warrant. No fractional shares of Common Stock will be issued in connection with the exercise of a Warrant.

Exercise Blocker. The holder is prohibited from exercising the Warrant into shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the “Warrant Exercise Blocker” and, together with the Pre-Funded Warrant Exercise Blocker, the “Beneficial Ownership Blocker”). The holder may, upon written notice to the Issuer, elect to decrease the Warrant Exercise Blocker percentage. The Warrant Exercise Blocker percentage may not be increased.

Exercise Price. The initial exercise price per share of Common Stock purchasable upon exercise of the Warrant is $1.48. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, recapitalizations or similar events affecting the Common Stock.

Transferability. The Warrant may not be offered for sale, sold, transferred, pledged or assigned by the holder thereof without the Issuer’s prior written consent.

Fundamental Transactions. If a Fundamental Transaction (as defined in the Warrant) occurs while a Warrant is outstanding, then upon any subsequent exercise of the Warrant, the holder thereof has the right to receive, in lieu of the right to receive the shares of Common Stock that would have been issuable upon exercise prior to the occurrence of such Fundamental Transaction, the same kind and amount of shares of stock, securities, cash, assets or other property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if the Warrant had been exercised immediately prior to the Fundamental Transaction (without regard to any limitations on exercise).

Rights as a Stockholder. Except as otherwise provided in the Warrant or by virtue of the holder’s ownership of shares of Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the Warrant.

Board Representation

The Purchase Agreement requires the Issuer to nominate and use its commercially reasonable efforts to have one individual designated by the Reporting Persons appointed to the Issuer’s board of directors (the “Board”) for as long as the Reporting Persons hold a number of shares equal to the greater of (i) 50% of the number of shares of Common Stock (including shares of Common Stock issued or issuable upon exercise of Pre-Funded Warrants and Warrants) purchased pursuant to and on the date of the Purchase Agreement and (ii) 5% of the outstanding shares of Common Stock.

Pursuant to the terms of the Purchase Agreement, the Issuer appointed Ricky Sun, Ph.D., a partner of BCLSI, to the Board, effective upon the closing of the Private Placement.

In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer, exercise their Pre-Funded Warrants for shares of Common Stock, exercise their Warrants for Pre-Funded Warrants or shares of Common Stock or sell or otherwise dispose of some or all of their securities of the Issuer. Such exercises and sales may or may not impact the percentage of Common Stock beneficially owned in light of the Beneficial Ownership Blocker. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As further described in Item 3 of this Schedule 13D, (i) BCLS II purchased 4,074,844 shares of Common Stock, a Pre-Funded Warrant to purchase 3,222,974 shares of Common Stock and a Warrant to purchase 15,488,141 shares of Common Stock in the Private Placement and (ii) BCIPLS purchased 496,295 shares of Common Stock, a Pre-Funded Warrant to purchase 392,542 shares of Common Stock and a Warrant to purchase 1,886,376 shares of Common Stock in the Private Placement.

As a result of the Beneficial Ownership Blocker, the Reporting Persons are precluded from exercising their Pre-Funded Warrants and Warrants into shares of Common Stock to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock of the Issuer. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock of the Issuer, representing 5,128,593 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 41,210,386 shares of Common Stock issued and outstanding as of November 7, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, (ii) 9,569,430 shares of Common Stock issued in the Private Placement and (iii) 557,454 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Purchase Agreement

In connection with the Board representation rights referred to in Item 4 of this Schedule 13D, and pursuant to the terms of the Purchase Agreement, the Issuer agreed to waive certain corporate opportunities with respect to the Reporting Persons, including that the Reporting Persons, and all of their respective partners, principals, directors, officers, members, managers, managing directors, operating partners and/or employees, including Dr. Sun, have no fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Issuer or any of its subsidiaries.

In addition, the Issuer and the Investors, including the Reporting Persons, made certain customary representations, warranties and covenants to each other in the Purchase Agreement.

Resale Registration Rights Agreement

The Reporting Persons, together with the other Investors, entered into a Registration Rights Agreement with the Issuer on December 20, 2019 (the “Resale Registration Rights Agreement”), which provides certain rights with respect to the registration under the Securities Act of the shares of Common Stock sold in the Private Placement and the shares of Common Stock underlying each Pre-Funded Warrant and Warrant (the “Registrable Securities”).

References to and the description of the Resale Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Resale Registration Rights Agreement, which is attached hereto as Exhibit E and incorporated by reference herein.

Resale Registration Rights. The Issuer has agreed to file a registration statement covering the resale by the Investors of the Registrable Securities within 120 days following the closing of the Private Placement. The Issuer agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable and to keep such registration statement effective until the date the Registrable Securities have been sold or cease to be Registrable Securities.

In the event (i) the registration statement has not been filed within 120 days following the closing of the Private Placement, (ii) the registration statement is not declared effective prior to ten business days after the date on which the Issuer is notified by the Securities and Exchange Commission (the “SEC”) that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff, or (iii) after the registration has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason, subject to certain limited exceptions, then the Issuer agreed to make pro rata payments to each Investor then holding Registrable Securities as liquidated damages in an amount equal to 1% of the aggregate amount invested by each such Investor in the Registrable Securities per 30-day period (or pro rata portion thereof with respect to a final period, if any) during which such event continues, subject to certain caps set forth in the Resale Registration Rights Agreement.

Fees; Indemnification. The Issuer is responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities. The Issuer granted the Investors customary indemnification rights in connection with the registration statement. The Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 20, 2019)

Exhibit C	Form of Pre-Funded Warrant (incorporated by reference from Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 20, 2019)

Exhibit D	Form of Warrant (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 20, 2019)

Exhibit E	Resale Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 20, 2019)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 30, 2019	Bain Capital Life Sciences Fund II, L.P.

	By:	Bain Capital Life Sciences Investors II, LLC
its general partner

	By:	Bain Capital Life Sciences Investors, LLC
its manager

	By:	/s/ Jeffrey Schwartz
Name: Jeffrey Schwartz
Title: Managing Director

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC
its general partner

	By:	/s/ Jeffrey Schwartz
Name: Jeffrey Schwartz
Title: Authorized Signatory